SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                       June                              2006
                         ---------------------------------------       --------
Commission File Number              000-51034
                         ---------------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                 Form 40-F     X
                        ------------              ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No     X
                        ------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

1. Report on voting results following the annual meeting of shareholders of ACE Aviation Holdings Inc. held on May 30, 2006

                                                                      Document 1

                           ACE AVIATION HOLDINGS INC.
June 6, 2006

VIA SEDAR

TO :   The securities regulatory authorities of each of the provinces of Canada

RE:    ACE Aviation Holdings Inc.
       Report on Voting Results pursuant to Section 11.3 of National
       Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")
--------------------------------------------------------------------------------

Following the annual meeting of shareholders of ACE Aviation Holdings Inc. (the "Corporation") held on May 30, 2006 (the "Meeting"), in accordance with Section
11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

----------------------------------------------------------------------------------------------------
               Item Voted Upon                                    Voting Result
----------------------------------------------------------------------------------------------------
1.       Election of Directors                 o    The eleven (11) nominees for directors
                                                    that were proposed by management of the
                                                    Corporation, being Bernard Attali, Robert E.
                                                    Brown, Carlton D. Donaway, Michael M. Green,
                                                    W. Brett Ingersoll, Pierre Marc Johnson,
                                                    Richard H. McCoy, John T. McLennan, Robert A.
                                                    Milton, David I Richardson and Marvin Yontef,
                                                    were elected by a majority of shareholders
                                                    pursuant to a vote conducted by ballot.

                                               o    98.2% of the votes were cast
                                                    in favour of all nominees
                                                    and 1.8% withheld from
                                                    voting.
----------------------------------------------------------------------------------------------------
2.   Appointment of                            o    PricewaterhouseCoopers LLP,
     PricewaterhouseCoopers LLP                     Chartered Accountants, were appointed as the
     Chartered Accountants, as the                  Corporation's auditors by a majority of
     Corporation's auditors.                        shareholders pursuant to a vote conducted
                                                    by ballot.

                                               o    99.4% of the votes were cast in favour of
                                                    PricewaterhouseCoopers LLP and 0.6%
                                                    withheld from voting.
----------------------------------------------------------------------------------------------------

Trusting the above is to your satisfaction, we remain,

Yours truly,

ACE AVIATION HOLDINGS INC.

/s/ Carolyn Hadrovic
-------------------------------
Carolyn Hadrovic
Corporate Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                        ----------------------------------------
                                                     (Registrant)

Date:    June 9, 2006               By:  /s/ Brian Dunne
       ------------------               ----------------------------------------
                                         Name:  Brian Dunne
                                         Title: Executive Vice-President and
                                                Chief Financial Officer